News Release

RESIN SYSTEMS INC. ANNOUNCES POSTING OF PRESIDENT'S MESSAGE TO SHAREHOLDERS ON ITS WEBSITE

Edmonton, Alberta, January 11, 2005: Resin Systems Inc. ("RSI" or the "Company")   (RS – TSX Venture / RSSYF – OTCBB) is pleased to announce that the President's Message to shareholders for the fiscal year ended December 31, 2004 has been posted on its website at www.grouprsi.com.  In the President's Message, Greg Pendura reviews RSI's 2004 activities, why RSI is positioned to acquire a significant market share of power transmission pole sales and RSI's objectives for 2005 to begin to achieve these sales.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular/sectional pole for sale to power and utility companies.  In addition, RSI, together with strategic partners, is actively engaged in the further development and commercialization of its Version™ resins and related products for worldwide use.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The President's Message to which this news release refers contains forward-looking statements.  These forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control.  The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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